October 31, 2008

Kenya Wright

Staff Accountant

United States

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:

Dialpoint Communications Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed April 15, 2008

Form 10-Q for Fiscal Quarters Ended March 31, 2008

And June 30, 2008

Form 8-K filed January 9, 2008

File No. 000-52921

RE: Request for Extension to comply with request

Dear Ms Wright;

Dialpoint Communications Corporation., hereby requests that it be granted an extension date of November 12, 2008 to comply with the commissions request for comments on the above mentioned Period filings.

Regards,

Ann DiSilvestre, Chief Executive Officer

Dialpoint Communications Corporation